March 5, 2015

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Re:     H&R Block, Inc.
Form 10-K for the fiscal year ended April 30, 2014
Filed June 19, 2014
File No. 1-06089

Dear Mr. Spirgel:

This letter responds to the comments made by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in the letter (the “Staff Comment Letter”) dated February 27, 2015, addressed to me as the Chief Financial Officer of H&R Block, Inc. (the “Company”), regarding the Company’s Form 10-K for the fiscal year ended April 30, 2014 (the “Filing”).

We acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The comments in the Staff Comment Letter for which you requested specific response are reproduced below, with our response immediately following.

Form 10-K for the Fiscal Year Ended April 30, 2014

Note 11. Fair Value

1.
We note that the fair value of your mortgage loans held for investment are determined using market pricing sources. Please revise to describe in greater detail the types of market pricing sources you rely upon to determine fair value.

Effective with the filing of the Company’s Form 10-Q for the nine months ended January 31, 2015, we have revised our fair value disclosures to include the following:

Mortgage loans held for investment, net - ~~The fair value of mortgage loans held for investment is determined using market pricing sources based on projected future cash flows of each individual asset, and loan characteristics including channel and performance characteristics~~. The fair value of mortgage loans held for investment is estimated using a third-party pricing service. The fair value is determined using the present value of expected future cash flows at the asset level, assuming future prepayments and using discount factors determined by prices

United States Securities and Exchange Commission
Mr. Larry Spirgel
March 5, 2015
- Page 2 -

obtained for residential loans with similar characteristics in the secondary market, as discounted for illiquid assets. Quarterly, we perform analytics to assess the reasonableness of the fair value received from the third-party pricing service based on changes in the portfolio and changes in market conditions. We evaluate whether adjustments to third-party pricing is necessary and historically, we have not made adjustments to prices obtained from our third-party pricing service (Level 3).

2.
We note that you use third-party pricing services to determine the fair value of your investments in AFS securities. Please revise your future filings to disclose if you adjust prices obtained from pricing services and if so, the underlying reason for the adjustment and methods used to determine the adjustment. Please also revise to describe the procedures you perform to validate the valuations received from such third-party pricing services. Please refer to ASC 820-10-50-2(bbb) for further guidance.

Effective with the filing of the Company’s Form 10-Q for the nine months ended January 31, 2015, we have revised our fair value disclosures to include the following:

Assets measured on a recurring basis are initially measured at fair value and are required to be remeasured at fair value in the financial statements at each reporting date. Our investments in AFS securities ~~mortgage-backed and municipal bonds~~ are carried at fair value on a recurring basis with gains and losses reported as a component of other comprehensive income, except for losses assessed to be other than temporary. ~~These~~ Our AFS securities include certain agency and agency-sponsored mortgage-backed securities and municipal bonds. Quoted market prices are not available for these securities, as they are not actively traded and have fewer observable transactions. As a result, we use third-party pricing services to determine fair value and classify the securities as Level 2. The third-party pricing services' models are based on market data and utilize available trade, bid and other market information for similar securities. Quarterly, we compare the prices obtained from our third-party pricing services to other available independent pricing information to validate the reasonableness of the valuations provided. In addition, we also perform analytics to assess the reasonableness of the fair value received from the third-party pricing service based on changes in the portfolio and changes in market conditions. We evaluate whether adjustments to third-party pricing is necessary and historically, we have not made adjustments to prices obtained from our third-party pricing services.

Please contact me or Jeff Brown, our Chief Accounting and Risk Officer, at (816) 854-4260 if additional information is necessary in response to the Staff’s comments.

Sincerely,

/s/Gregory J. Macfarlane

Gregory J. Macfarlane
Chief Financial Officer
H&R Block, Inc.

cc:    Jeffrey T. Brown, Chief Accounting and Risk Officer
Scott W. Andreasen, Vice President and Secretary